As filed with the Securities and Exchange Commission on November 2, 2005

Securities Act File No. 333-126480

Investment Company Act File No. 811-21423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2/A

☐            Registration Statement under the Securities Act of 1933

☐            Pre-Effective Amendment No.

☒            Post-Effective Amendment No. 1

and/or

☒            Registration Statement under the Investment Company Act of 1940

☒            Amendment No. 11

(Check Appropriate Box or Boxes)

THE GABELLI DIVIDEND & INCOME TRUST

(Exact Name of Registrant as Specified in Charter)

One Corporate Center
Rye, New York 10580-1422
(Address of Principal Executive Offices)

(800) 422-3554
(Registrant’s Telephone Number, Including Area Code)

Bruce N. Alpert
The Gabelli Dividend & Income Trust
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100
(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq.	James E. McKee, Esq.	Sarah E. Cogan, Esq.
Skadden, Arps, Slate, Meagher &	The Gabelli Dividend & Income Trust	Simpson Thacher & Bartlett LLP
Flom LLP	One Corporate Center	425 Lexington Avenue
Four Times Square	Rye, New York 10580-1422	New York, NY 10017
New York, New York 10036	(914) 921-5100	(212) 455-2000
(212) 735-3000

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The Gabelli Dividend & Income Trust is filing this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-126480 and 811-21423), originally filed on July 8, 2005, pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing Exhibits 99.2(D)(i) and 99.2(D)(ii).  No changes or additions are being made hereby to the prospectus and statement or additional information that forms a part of the Registration Statement.  Accordingly, both the prospectus and the statement of additional information are being omitted from this filing.

PART C

OTHER INFORMATION

Item 25.                          Financial Statements and Exhibits

(1)  Financial Statements (audited) for fiscal year 2005 *

(2)  Exhibits

(a)	(i) Agreement and Declaration of Trust of Registrant (3)
(ii) Form of Statement of Preferences for the 6.00% Series D Cumulative Preferred Shares
(iii) Form of Statement of Preferences for the Series E Auction Rate Preferred Shares
(b)	By-Laws of Registrant (3)
(c)	Not applicable
(d)	(i) Form of Specimen Share Certificate for the 6.00% Series D Cumulative Preferred Shares *
(ii) Form of Specimen Share Certificate for the Series E Auction Rate Preferred Shares *
(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant (2)
(f)	Not applicable
(g)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (2)
(h)	Form of Underwriting Agreement (4)
(i)	Not applicable
(j)	Form of Custodian Contract (2)
(k)	(i) Form of Registrar, Transfer Agency and Service Agreement (3)
(ii) Form of Auction Agency Agreement (1)
(iii) Form of Broker-Dealer Agreement (1)
(l)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality (1)
(m)	Not applicable
(n)	(i) Consent of Independent Auditors (4)
(ii) Powers of Attorney (2)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)	Codes of Ethics of the Fund and the Investment Adviser (2)

*	Previously filed.

(1)	To be filed by Amendment.

(2)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 Nos. 333-108409 and 811-21423, as filed with the Securities and Exchange Commission on October 27, 2003.

(3)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2 Nos. 333-108409 and 811-21423, as filed with the Securities and Exchange Commission on November 24, 2003.

(4)	Filed herewith.

Item 26.                          Marketing Arrangements

Reference is made to Exhibit 2(h) to this Registration Statement to be filed by amendment.

Item 27.                          Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

NYSE listing fee	20,000

SEC Registration fees	23,540

Rating Agency Fees	114,000

Printing/engraving expenses	80,000

Accounting fees	50,000

Legal fees	150,000

Blue Sky fees	20,000

Miscellaneous	17,460

475,000

Underwriting fees	3,397,500

Total estimate	$3,872,500

Item 28.                          Persons Controlled by or Under Common Control with Registrant

NONE

Item 29.                          Number of Holders of Securities as of September 30, 2005.

Title of Class	Number of Record Holders

Common Shares of Beneficial Interest	80,853

Series A Cumulative Preferred Shares	4,250

Series B Auction Market Preferred Shares	350

Series C Auction Market Preferred Shares	372

Item 30.                          Indemnification

Reference is made to (a) Article IV of Exhibit 2(a)(i) to this Registration Statement; (b) Section 9 of Exhibit 2(g) to this Registration Statement; and (c) Section 9 of Exhibit 99(h)(i) to this Registration Statement.

Item 31.                          Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 30 to provide a list of the officers and trustees of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and trustees during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-26202).

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Item 32.                          Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts 02171, at the offices of the Fund’s Sub-Administrator, PFPC, Inc., 3200 Horizon Drive, King of Prussia, Pennsylvania 19406, and in part at the offices of the transfer agent, Computershare Shareholder Services, Inc. 250 Royall Street, Canton, Massachusetts 02021.

Item 33.                          Management Services

Not applicable.

Item 34.                          Undertakings

1.                                      Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.                                      Not applicable.

3.                                      Not applicable.

4.                                      Not applicable.

5.                                      Registrant undertakes that, for the purpose of determining any liability under the 1933 Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.                                      Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

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SIGNATURES

As required by the Securities Act of 1933, as amended, this Registrant’s Registration Statement has been signed on behalf of the Registrant, in the City of Rye, State of New York, on the 2nd day of November, 2005.

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

By:	/s/ Richard C. Sell, Jr.
Richard C. Sell, Jr.
Treasurer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 2nd day of November, 2005.

Name	Title

Trustee, Chairman and Chief Investment Officer
Mario J. Gabelli

*	Trustee
Anthony J. Colavita

*	Trustee
James P. Conn

*	Trustee
Mario d’Urso

*	Trustee
Frank J. Fahrenkopf, Jr.

*	Trustee
Michael J. Melarkey

*	Trustee
Karl Otto Pöhl

*	Trustee
Salvatore M. Salibello

*	Trustee
Edward T. Tokar

*	Trustee
Anthonie C. van Ekris

*	Trustee
Salvatore J. Zizza

/s/ Bruce N. Alpert	President
Bruce N. Alpert
Attorney-in-Fact

*Pursuant to a Power of Attorney

EXHIBIT INDEX

EXHIBIT NUMBER

EX-99.2(D)(i)	Form of Statement of Preferences for the 6.00% Series D Cumulative Preferred Shares

EX-99.2(D)(ii)	Form of Statement of Preferences for the Series E Auction Rate Preferred Shares

EX-99.2(N)(i)	Consent of Independent Registered Public Accounting Firm